EXHIBIT (a)(1)(v)

Form of Communication to Eligible Person Participating in the Exchange Program Confirming Receipt of Election Form and Information Sheet

Date:	May 15, 2009
To:	Employees and Consultants Eligible to Participate in the Stock Option Exchange Program
From:	Evolution Petroleum Corporation
Re:	Confirmation of Receipt of Election Form and Eligible Option Grant Information Sheet

This message confirms that we have received your Election Form and Eligible Option Grant Information Sheet. This confirmation should not, however, be construed to imply that the Election Form, Eligible Option Grant Information Sheet or any other documents that you have submitted have been properly completed or are otherwise in proper form or that we have accepted your Eligible Option Grant(s) for exchange. If your Election Form and Eligible Option Grant Information Sheet are properly completed and signed, and all eligibility requirements are met, we expect to accept your Eligible Option Grant(s) elected for exchange, subject to the terms and conditions set forth in the Offer to Exchange, promptly following the expiration of the exchange offer at 11:59 p.m., EDT, on June 15, 2009, unless this Exchange Program is extended by us.  Any Eligible Option Grants listed on your Eligible Option Grant Information Sheet for which you checked the corresponding box, will be cancelled upon expiration of the Exchange Program.

Unless you withdraw your tendered Eligible Option Grant(s) before 11:59 p.m., EDT, on June 15, 2009 (or, if the Exchange Program is extended), we will, subject to the conditions of the Exchange Program, cancel the Eligible Option Grant(s) that you have properly tendered for exchange. If you do not withdraw your tendered Eligible Option Grant(s) and we accept your Eligible Option Grant(s) for exchange, promptly following the expiration of this Exchange Program we will provide you with a “confirmation letter” confirming that your Eligible Option Grant(s) has been accepted for exchange and has been cancelled. Your Election Form and Eligible Option Grant Information Sheet may be changed or revoked at any time by delivering a new properly completed and signed Election Form and Eligible Option Grant Information Sheet bearing a later date so long as we receive the documents before the expiration of the Exchange Program.

You should direct questions about the Exchange Program or requests for assistance (including requests for additional or paper copies of the Offer to Exchange, the Election Form, your Eligible Option Grant Information Sheet or other documents relating to this Exchange Program) to Sterling H. McDonald, at 2500 City West Blvd., Suite 1300, Houston, Texas 77042 or by calling 713-935-0122 or sending an email to smcdonald@evolutionpetroleum.com.